June 22, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Julie Sherman

         Re:      Enova Systems, Inc.
                  Responses to Comments
                  Form 10-K for the year ended December 31, 2004
                  Filed March 31, 2005
                  SEC File No. 0-25184

Dear Ms. Sherman:

In response to the SEC's comments on the Form 10-K for the year ended December 31, 2004, Enova Systems submits the following responses:

The 2004 Amended 10-K will include audited financials for the ITC (as noted in Item 4 below) which will require additional time to complete, anticipated, at this time, to be September 15, 2005.

Item 9a, Controls and Procedures, page 37
-----------------------------------------

1.            The  Company   acknowledges  its  understanding  that  it  is  not
              appropriate  to  qualify  its  conclusion   with  respect  to  the
              effectiveness of its disclosure controls and procedures.

              Future filings will include revised language to be consistent with the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Exchange Act.

2. All future filings will include additional disclosures that, "the Company's system of internal control over financial reporting is designed to provide reasonable assurance that the objective of the system will be met," and "that the design and operation of our system of internal controls does in fact provide reasonable assurance in achieving the objectives of the system" consistent with Part II.F.4 of Release No. 33-8238.

3. All future 10-K filings commencing with our 2005 year-end will address changes in our internal control over financial reporting to indicate whether there was any change in our internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

Note 1. Organization and Line of Business, page 11
--------------------------------------------------

4. The 2004 Amended 10-K and all future filings will include Rule 3-09 of Regulation S-X financial statements for the Hyundai-Enova Innovative Technology Center (HEITC) for those years in which the 40% investment in the HEITC exceed 20% of Enova's total assets. Future Form 10-Qs will include the disclosures required by Item 4-08(g) of Regulation S-X for any significant equity method investees above the 20% threshhold.

Supplemental Information, page 30
---------------------------------

5.            Our auditor for the 2002 financial statements was Moss Adams, LLP.
              Although Rule 5-04 of Regulation S-X requires Schedule II to be filed for each period for which an audited income statement is provided, we also understand that the rule states that if the information, including notes, required by the schedule can be shown in the financial statements without making the statement unclear or confusing, then the schedule may be omitted. Additionally, under Rule 4-02, if the amount is not material, this Rule provides that it does not need to be presented.

              For the year ended December 31, 2002, there was no valuation allowance against receivables as all receivables were deemed collectible. The allowance against inventory, which was unchanged at $80,000 since 2000, was deemed immaterial. Therefore a Supplemental Information schedule was not provided for that year and therefore no opinion was rendered.

The Company acknowledges:

       o it is responsible for the adequacy and accuracy of the disclosure in the filings;

       o SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

       o it may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, you may contact me at 310-527-3847.

                                                     Very truly yours,

                                                     ENOVA SYSTEMS, INC.

                                                     By: /s/ Larry Lombard
                                                     ---------------------------
                                                     Larry Lombard
                                                     Chief Financial Officer


cc:      Don Dreyer, Audit Committee Chairman
         Edwin Riddell, President and CEO
         Don Reinke, General Counsel
         Elberta Yee, Singer Lewak
         Greenbaun & Goldstein, LLP
         Steve Wallaert, Moss Adams